UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December 2013

Commission File Number: 001-35464

Caesarstone Sdot-Yam Ltd.
(Translation of registrant’s name into English)

Kibbutz Sdot Yam
MP Menashe
Israel 37804
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXPLANATORY NOTE

Caesarstone Sdot-Yam Ltd. (the “Company”) today announced the results of its Annual General Meeting of Shareholders (the “Meeting”) held on December 19, 2013, at the Company’s offices located at Kibbutz Sdot Yam, MP Menashe 37804, Israel.

At the Meeting, the shareholders adopted the following resolutions:

1.
to re-elect Mr. Maxim Ohana, Mr. Eitan Shachar, Mr. Boaz Shani, Mr. Shachar Degani and Mr. Gal Cohen, and to elect Mr. Ram Belnikov, to serve as directors of the Company until the close of the next annual general meeting of shareholders of the Company;

2.
to approve the compensation terms and conditions for directors who are appointed to the Company's Board of Directors (other than external directors and independent directors), subject to, and in accordance with, the provisions of the Companies Law;

3.
to ratify and approve a framework of terms and conditions for the extension, renewal and entering into a new insurance policy for directors’ and officers’ liability, subject to, and in accordance with, the provisions of the Companies Law; and

4.
to approve the reappointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s independent auditors for the year ending December 31, 2013 and its service until the annual general meeting of shareholders to be held in 2014 and to authorize the Board, upon recommendation of the Audit Committee of the Company, to determine the compensation of the auditors in accordance with the volume and nature of their services.

The proposal to amend the Company’s Articles of Association was not adopted.

Only shareholders of record at the close of business on November 13, 2013 were entitled to vote at the Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAESARSTONE SDOT-YAM LTD.

By:	/s/ Michal Baumwald Oron
Name: Michal Baumwald Oron
Title: General Counsel

Date: December 22, 2013